UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

PROGRESS SOFTWARE CORPORATION

(Name of issuer)

Common Stock, $0.01 par value

(Title of class of securities)

743312100

(CUSIP number)

Praesidium Investment Management Company, LLC 747 Third Avenue, 35th Floor New York, NY 10017 Tel. No.: (212) 821-1495

(Name, address and telephone number of person authorized to receive notices and communications)

- with copies to - Burke McDavid Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, Texas 75201-4618 (214) 969-2800

December 14, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 743312100	Page 2 of 10 Pages

(1)	Names of reporting persons Praesidium Investment Management Company, LLC 20-0302413
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,998,540
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,201,221
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,201,221
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.0%
(14)	Type of reporting person (see instructions) IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 743312100	Page 3 of 10 Pages

(1)	Names of reporting persons Kevin Oram
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,998,540
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,201,221
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,201,221
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.0%
(14)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

CUSIP No. 743312100	Page 4 of 10 Pages

(1)	Names of reporting persons Peter Uddo
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (Funds from Investment Advisory Clients)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,998,540
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,201,221
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,201,221
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.0%
(14)	Type of reporting person (see instructions) IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13D

This Schedule 13D relating to shares of common stock (“Common Stock”), of Progress Software Corporation, a Massachusetts corporation (the “Issuer”) is being filed on behalf of (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).

Item 2. Identity and Background

(a) This statement is filed by: (i) Praesidium Investment Management Company, LLC, a Delaware limited liability company (“Praesidium”), (ii) Kevin Oram and (iii) Peter Uddo (together with Praesidium and Mr. Oram the “Reporting Persons”).

Praesidium, in its capacity as investment manager to certain managed accounts and investment fund vehicles on behalf of investment advisory clients (collectively, the “Accounts”), has sole power to vote 2,998,540 shares of Common Stock held in the Accounts and to dispose of the shares of 3,201,221 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to control Praesidium.

(b) The business address of the Reporting Persons is 747 Third Avenue, 35th Floor New York, NY 10017.

(c) The principal business of Praesidium is the management of the assets and activities of certain managed accounts. Mr. Oram and Mr. Uddo serve as managing members of Praesidium.

(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Praesidium is a Delaware limited liability company. Each of Mr. Oram and Mr. Uddo are United States citizens.

Item 3. Source and Amount of Funds

The net investment costs (including commissions, if any) of the shares of Common Stock directly owned by the Accounts is approximately $21.34 per share.

Item 4. Purpose of Transaction

Praesidium has a long-term, multi-year investment horizon and frequently interacts with management teams of issuers in which it invests to propose strategic ideas. As a shareholder in the Issuer, Praesidium looks forward to continuing to work in a constructive and collaborative manner with the Issuer’s management and Board of Directors in analyzing value enhancing ideas. Praesidium has significant experience in investing in enterprise software companies. It believes, based on its research of the Issuer’s various business segments and underlying products, that the Issuer possesses a unique collection of valuable software assets that are meaningfully undervalued by the market. Praesidium has communicated to the Issuer’s management and Board of Directors, both verbally and in writing, its ideas concerning specific initiatives, which include, among other things, the spin-off or sale of certain assets and strategic acquisitions the Issuer could pursue to unlock shareholder value and capture long-term growth opportunities. Praesidium looks forward to sharing its analysis with the Issuer’s new CEO in the near future and furthering its on-going dialogue with the Issuer.

Item 5. Interest in Securities of the Issuer

(a) — (b) The Reporting Persons beneficially own 3,201,221 shares of Common Stock, which represents 5.0% of the Issuer’s outstanding shares of Common Stock. The percentage of beneficial ownership of the Reporting Persons, as reported in this Schedule 13D, was calculated by dividing (i) the total number of shares of Common Stock beneficially owned by each Reporting Person as of December 19, 2011 as set forth in this Schedule 13D, by (ii) the 64,024,000 shares of Common Stock outstanding as of September 30, 2011, according to the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on October 11, 2011.

Praesidium, in its capacity as investment manager to the Accounts has sole power to vote 2,998,540 shares of Common Stock and the power to dispose of the 3,201,221 shares of Common Stock held in the Accounts. As the managing members of Praesidium, each of Kevin Oram and Peter Uddo may be deemed to beneficially own the Common Stock held in the Accounts.

(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto.

(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The powers of disposition and voting, if any, of the Reporting Persons are held pursuant to certain advisory agreements entered into among the Reporting Persons and each of the relevant investment advisory clients.

Item 7. Material to be Filed as Exhibits

Exhibit 1.	Joint filing agreement by and among the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 19, 2011

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock of Progress Software Corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of December 19, 2011.

PRAESIDIUM INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Kevin Oram
Name:	Kevin Oram
Title:	Managing Member

KEVIN ORAM

By:	/s/ Kevin Oram

PETER UDDO

By:	/s/ Peter Uddo

Annex A

Except as set forth below, there have been no transactions in the Common Stock by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the other persons named in Item 2 during the past sixty days.

During the past sixty days, the Reporting Persons effected the following purchases and sales of shares of Common Stock in open market transactions:

	September 30,	September 30,	September 30,
Trade Date	Settle Date	Amount	Price
11/1/2011	11/4/2011	60,000	(20.48)
11/2/2011	11/7/2011	20,000	(20.90)
11/3/2011	11/8/2011	2,405	(21.33)
11/4/2011	11/9/2011	20,000	(21.60)
11/4/2011	11/9/2011	5,400	(21.64)
11/7/2011	11/10/2011	23,447	(21.77)
11/8/2011	11/14/2011	40,000	(21.19)
11/8/2011	11/14/2011	11,190	(21.45)
11/9/2011	11/15/2011	13,100	(21.21)
12/2/2011	12/7/2011	1,625	(21.00)
12/13/2011	12/16/2011	30,000	(21.30)
12/13/2011	12/16/2011	70,000	(21.31)
12/14/2011	12/19/2011	69,095	(20.68)